Exhibit 6.4

Jet Token Inc. Two Summerlin

10845 West Griffith Peak Dr.

Las Vegas, NV 89135

July 24th, 2019
George Murnane
2522 East Marshall Avenue
Phoenix, AZ 85016

RE: Employment Offer

Dear Mr. Murnane,

We are delighted to offer you the role of CEO of Jet Token Inc. (the “Company”), contingent upon successful completion of a satisfactory background check. You will report to the Board of Directors of the Company, with a projected start date of Monday, September 23rd, 2019.

1.	Position and Duties. As CEO, your general responsibilities include but are not limited to:

•	Lease and successfully market a small fleet of jets;
•	Work with major operating partner to supervise operations;
•	Build culture and inspire loyalty;
•	Oversee development of a booking platform between the US and Israel; and
•	Meet with investors and travel to promote and fundraise both equity and Jet Tokens.

2.	Cash Compensation. The CEO employment compensation package includes the following:

•	Annual base salary of $250,000.00 paid in bi-monthly installments, subject to all federal, state, and local taxes as well as other applicable deductions and withholdings required by law and/or authorized by you.
•	An annual cash bonus of up to $100,000.00 (subject to all federal, state, and local taxes), which will be awarded in the sole-discretion of, and subject to achievement of certain goals (including revenue and profitability targets) prescribed by, the Board of Directors. The bonus (if any) for fiscal year 2019 will be prorated based upon the number of days that elapse between the date you commence your employment with the Company and December 31, 2019.

•	A special cash bonus of $1.5mm paid at the effective date of a Change of Control transaction provided you are still employed by the Company at the time of the closing. For purposes of this Agreement, “Change of Control” shall mean (i) the closing of a merger, consolidation, liquidation or reorganization of the Company into or with another company or other legal person, after which merger, consolidation, liquidation or reorganization the capital stock of the Company outstanding prior to consummation of the transaction is not converted into or exchanged for or does not represent more than 50% of the aggregate voting power of the surviving or resulting entity; (ii) the direct or indirect acquisition by any person of more than 50% of the voting capital stock of the Company, in a single or series of related transactions; (iii) the sale, exchange, or transfer of all or substantially all of the Company’s assets (other than a sale, exchange, or transfer to one or more entities where the stockholders of the Company immediately before such sale, exchange or transfer retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the entities to which the assets were transferred).

3.	Equity and Other Compensation

•	Subject to approval by the Board of Directors, you will be granted options to purchase shares of the Company’s common stock under the Company’s Stock Option and Grant Plan, when established (the “Plan”), with a strike price equal to the fair market value at the time of issuance as follows:

(a)   Options to purchase 2.7 million shares of the Company’s common stock, vesting ratably over a period of three years with 1/36 vesting each month; and

(b)  Options to purchase 2.7 million shares of the Company’s common stock, which will only vest upon the closing of an offering of the Company’s securities yielding gross proceeds of at least $10,000,000.00 (a “Qualified Offering”).

•	Option shares are subject to dilution through additional issuances of stock and options to future investors, employees and consultants. The foregoing provisions are only offered as a summary of the terms of the options, and in all events, the options shall be subject to the terms and conditions of the Plan and the stock option agreement between you and the Company.

•	A grant of 500,000 “Jet Tokens” (non-equity representations of Jet Token services) vested as follows: (i) 250,000 vested immediately, and (ii) the remaining 250,000 Jet Tokens vested ratably over a period of three years with 1/36 vesting each month commencing as of the effective date of your employment; provided, however, that the Jet Tokens shall only be fully vested upon the completion of a Qualified Offering, and may be subject to income tax withholding.

4.	Benefits. You will be eligible to participate in our employer-sponsored benefit package, effective on your date of hire. A complete overview of your benefits package will be covered during your orientation. In accordance with our policy, you will also be entitled to receive fifteen (15) days paid holiday, and fifteen (15) days paid time off per year. Paid holiday shall be ratably accrued in year one and granted outright Jan 1 of each successive year. You will also be entitled to the following additional benefits:

•	Paid medical, dental, vision, and disability insurance for you and your family.
•	Participation in the Company’s 401k plan with 100% Company match up to 6% of your base salary (i.e. the maximum safe harbor percentage).
•	Bi-monthly perk related to inter-state commute for automotive ($150), wireless communication ($100), health club ($85) and out of pocket medical ($25).

5.	Expenses. All expenses incurred by you on behalf of the Company shall be reimbursed upon presentation and approval of properly receipted expenses on a standard Company expense form and in accordance with the then applied Company Policies and Procedures. In addition, certain of your living expenses, such as apartment rental and airfare between Las Vegas, NV and Phoenix, AZ, may be paid by the Company directly with a corresponding deduction in your pretax salary.

6.	HR Matters. Please bring appropriate documentation for the completion of your new hire forms (including W-4 and Form I-9), including proof that you are presently eligible to work in the United States for I-9 purposes. Failure to provide appropriate documentation within three (3) days of hire will result in immediate termination of employment in accordance with the terms of the Immigration Reform and Control Act.

7.	Restrictive Covenants. As an employee, you will have access to certain confidential information of the Company and you may, during the course of your service, develop certain information or inventions that will be the property of the Company. To protect the interests of the Company, you will be required to sign a Restricted Covenant Agreement of even date herewith in the form attached hereto as Exhibit A. Finally, this offer is being made, in part, after consideration of the information you provided during the candidacy process. Accordingly, if any information provided is either exaggerated or untrue, or if material information has been concealed, then this offer may be withdrawn or it may be cause for future dismissal.

8.	Governing Law; Arbitration. This offer letter shall be governed by and construed in accordance with the internal laws of the State of New York, without reference to its conflict of laws provisions. Any dispute or controversy between the parties hereto, whether during the term or thereafter, including without limitation, any and all matters relating to this offer letter, save for those provisions specifically exempted herein, your employment with the Company and the cessation thereof, and all matters arising under any federal, state, or local statute, rule, or regulation, or principle of contract law or common law, including but not limited to any and all medical leave statutes, wage-payment statutes, employment discrimination statutes, and any other equivalent federal, state, or local statute, shall be settled by arbitration in accordance with the applicable rules and conditions of the American Arbitration Association.

If this offer is accepted, you will be entering into an at will employment relationship with the Company. As such, there is no specified length of employment and either you or the Company can terminate the relationship at will, with or without cause, at any time, so long as there is no violation of applicable federal or state law. Note that all compensation and benefits will be immediately terminated should there be a separation of employment. In the event you accept this offer of employment, then through your acceptance of a position with the Company you will be expected to abide by all of the Company’s reasonable and customary policies, practices, and procedures.

[signature page follows]

If you agree with these terms and conditions, please sign on the “Accepted” line at the bottom of this letter and return to mike@privatejetcoin.io and mcercone@onewire.com. We are confident you will be able to make a significant contribution to the success of Jet Token, and we look forward to working with you.

Yours truly,

/s/ Mike Winston
Mike Winston, CFA
Executive Chairman
Jet Token Inc.

I, George Murnane, agree to the terms of the employment set forth above (including the terms set forth in the Confidentiality, Invention Assignment and Non-Competition Agreement attached hereto):

Accepted:	/s/ George Murnane	Date:	7/25/2019

Jet Token Inc.

Confidentiality, Invention Assignment and Non-Competition Agreement

In consideration and as a condition of my employment or continued employment by Jet Token Inc., its subsidiaries, affiliates, successors and assigns (the “Company”), I agree as follows:

1.             Proprietary Information. I agree that all information, whether or not in writing, concerning the Company’s business, technology, business relationships or financial affairs which the Company has not released to the general public (collectively, “Proprietary Information”) is and will be the exclusive property of the Company. By way of illustration, Proprietary Information may include information or material which has not been made generally available to the public, such as: (a) corporate information, including plans, strategies, methods, policies, resolutions, negotiations or litigation; (b) marketing information, including strategies, methods, customer identities or other information about customers, prospect identities or other information about prospects, or market analyses or projections; (c) financial information, including cost and performance data, debt arrangements, equity structure, investors and holdings, purchasing and sales data and price lists; (d) operational and technological information, including plans, specifications, manuals, forms, templates, software, designs, methods, procedures, formulas, discoveries, inventions, improvements, concepts and ideas; and (e) personnel information, including personnel lists, reporting or organizational structure, resumes, personnel data, compensation structure, performance evaluations and termination arrangements or documents. Proprietary Information also includes information received in confidence by the Company from its customers or suppliers or other third parties.

2.             Recognition of Company’s Rights. I will not, at any time, without the Company’s prior written permission, either during or after my employment or service, disclose any Proprietary Information to anyone outside of the Company, or use or permit to be used any Proprietary Information for any purpose other than the performance of my duties as an employee or consultant of the Company. I will cooperate with the Company and use my best efforts to prevent the unauthorized disclosure of all Proprietary Information. I will deliver to the Company all copies of Proprietary Information in my possession or control upon the earlier of a request by the Company or termination of my employment or service. I will not, except as expressly covered in a written Company policy statement or similar written procedure or manual, (a) remove any source code of the Company from the premises of the Company or (b) remotely access any source code of the Company.

3.             Rights of Others. I understand that the Company is now and may hereafter be subject to non- disclosure or confidentiality agreements with third persons which require the Company to protect or refrain from use of Proprietary Information. I agree to be bound by the terms of such agreements in the event I have access to such Proprietary Information.

4.             Commitment to Company; Avoidance of Conflict of Interest. While an employee or consultant of the Company, I will not engage in any other business activity that directly conflicts with my duties to the Company. I will advise the Board of Directors of the Company or its nominee at such time as any activity of either the Company or another business presents me with a conflict of interest or the appearance of a conflict of interest as an employee or consultant of the Company. I will take whatever action is requested of me by the Company to resolve any conflict or appearance of conflict which it finds to exist.

5.             Developments. I will make full and prompt disclosure to the Company of all inventions, discoveries, designs, developments, methods, modifications, improvements, processes, algorithms, databases, computer programs, formulae, techniques, trade secrets, ideas, concepts, methodologies, graphics or images, and audio or visual works and other works of authorship (collectively “Developments”), whether or not patentable or copyrightable, that are created, made, conceived or reduced to practice by me (alone or jointly with others) or under my direction during the period of my employment or consultancy. I acknowledge that all work performed by me is on a “work for hire” basis, and I hereby do assign and transfer and, to the extent any such assignment cannot be made at present, will assign and transfer, to the Company and its successors and assigns all my right, title and interest in all Developments that (a) relate to the business of the Company (including any Developments that relate or could relate to the more generalized industry in which the Company operates or is proposing to operate, whether or not it is directly applicable to the business of the Company) or any of the products or services being researched, developed, manufactured or sold by the Company or which may be used with such products or services; or (b) result from tasks assigned to me by the Company; or (c) result from the use of premises or personal property (whether tangible or intangible) owned, leased or contracted for by the Company (“Company-Related Developments”), and all related patents, patent applications, trademarks and trademark applications, copyrights and copyright applications, and other intellectual property rights in all countries and territories worldwide and under any international conventions (“Intellectual Property Rights”).

To preclude any possible uncertainty, I have set forth on Exhibit A attached hereto a complete list of Developments that I have, alone or jointly with others, conceived, developed or reduced to practice prior to the commencement of my employment or service with the Company that I consider to be my property or the property of third parties and that I wish to have excluded from the scope of this Agreement (“Prior Inventions”). If disclosure of any such Prior Invention would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Prior Inventions in Exhibit A but am only to disclose a cursory name for each such invention, a listing of the party(ies) to whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. I have also listed on Exhibit A all patents and patent applications in which I am named as an inventor, other than those which have been assigned to the Company (“Other Patent Rights”). If no such disclosure is attached, I represent that there are no Prior Inventions or Other Patent Rights. If, in the course of my employment or consultancy with the Company, I incorporate a Prior Invention into a Company product, process or machine or other work done for the Company, I hereby grant to the Company a nonexclusive, royalty-free, paid-up, irrevocable, worldwide license (with the full right to sublicense) to make, have made, modify, use, sell, offer for sale and import such Prior Invention. Notwithstanding the foregoing, I will not incorporate, or permit to be incorporated, Prior Inventions in any Company-Related Development without the Company’s prior written consent.

This Agreement does not obligate me to assign to the Company any Development which, in the sole judgment of the Company, reasonably exercised, is developed entirely on my own time and does not relate to the business efforts or research and development efforts in which, during the period of my employment or consultancy, the Company actually is engaged or reasonably would be engaged, and does not result from the use of premises or equipment owned or leased by the Company. However, I will also promptly disclose to the Company any such Developments for the purpose of determining whether they qualify for such exclusion. I understand that to the extent this Agreement is required to be construed in accordance with the laws of any state which precludes a requirement in an employee agreement to assign certain classes of inventions made by an employee, this Section 5 will be interpreted not to apply to any invention which a court rules and/or the Company agrees falls within such classes. I also hereby waive all claims to any moral rights or other special rights which I may have or accrue in any Company-Related Developments.

6.             Documents and Other Materials. I will keep and maintain adequate and current records of all Proprietary Information and Company-Related Developments developed by me during my employment or service, which records will be available to and remain the sole property of the Company at all times.

All files, letters, notes, memoranda, reports, records, data, sketches, drawings, notebooks, layouts, charts, quotations and proposals, specification sheets, program listings, blueprints, models, prototypes, or other written, photographic or other tangible material containing Proprietary Information, whether created by me or others, which come into my custody or possession, are the exclusive property of the Company to be used by me only in the performance of my duties for the Company. Any property situated on the Company’s premises and owned by the Company, including without limitation computers, disks and other storage media, filing cabinets or other work areas, is subject to inspection by the Company at any time with or without notice. In the event of the termination of my employment or consultancy for any reason, I will deliver to the Company all files, letters, notes, memoranda, reports, records, data, sketches, drawings, notebooks, layouts, charts, quotations and proposals, specification sheets, program listings, blueprints, models, prototypes, or other written, photographic or other tangible material containing Proprietary Information, and other materials of any nature pertaining to the Proprietary Information of the Company and to my work, and will not take or keep in my possession any of the foregoing or any copies.

7.             Enforcement of Intellectual Property Rights. I will cooperate fully with the Company, both during and after my employment or service with the Company, with respect to the procurement, maintenance and enforcement of Intellectual Property Rights in Company-Related Developments. I will sign, both during and after the term of this Agreement, all papers, including without limitation copyright applications, patent applications, declarations, oaths, assignments of priority rights, and powers of attorney, which the Company may deem necessary or desirable in order to protect its rights and interests in any Company-Related Development. If the Company is unable, after reasonable effort, to secure my signature on any such papers, I hereby irrevocably designate and appoint each officer of the Company as my agent and attorney-in-fact to execute any such papers on my behalf, and to take any and all actions as the Company may deem necessary or desirable in order to protect its rights and interests in any Company-Related Development. I hereby waive and irrevocably quitclaim to the Company or its designee any and all claims, of any nature whatsoever, which I now or hereafter have for infringement of any and all proprietary rights assigned to the Company or such designee.

8.             Non-Solicitation; Non-Competition. During the Restricted Period (as defined below), I will not, directly or indirectly, in any manner, other than for the benefit of the Company, (a) call upon, solicit, divert or take away any of the customers, business or prospective customers of the Company or any of its suppliers, or request or cause any of the above to cancel or terminate any part or their relationship with the Company or refuse to enter into any business relationship with the Company, (b) solicit, entice or attempt to persuade any other employee, agent or consultant of the Company to leave the services of the Company for any reason or take any other action that may cause any such individual to terminate his or her employment with, or otherwise cease his or her relationship with, the Company, or assist in such hiring or engagement by another person or business entity, and/or (c) in the Restricted Area (as defined below) own, operate, manage, control, engage in, participate in, invest in, permit my name to be used by, act as a consultant or advisor to, render services for (alone or in association with any other person or entity), or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls any venture or enterprise which, directly or indirectly, wholly or partly, competes with the Business; provided, however, that this Section 8 does not prohibit me from holding a passive investment of not more than three percent (3%) of the outstanding shares of the capital stock of any publicly held corporation. I acknowledge and agree that if I violate any of the provisions of this Section 8, the running of the Restricted Period will be extended by the time during which I engage in such violation(s). For purposes of this Agreement,

(a)	The term “Business” shall mean a private jet charter and membership operations, including but not limited to private jet related software development.

(b)	The term “Restricted Period” shall mean the period of time during which I am employed by or providing consulting services to the Company and a period of twelve (12) months immediately following the termination of my employment or consulting relationship with the Company. For purposes of this Agreement, the term “Restricted Area” means any state of the United States of America and any geographic area within any other country in which the Company (i) engages in business while I am, directly or indirectly, employed by the Company or its subsidiaries, including, without limitation, the geographical area in which the Company’s products or services have been or are physically sold or (ii) has made plans, while I am directly or indirectly employed by the Company or its subsidiaries, to engage in business during the next 6 months.

9.             Prior Agreements. I hereby represent that, except as I have fully disclosed previously in writing to the Company, I am not bound by the terms of any agreement with any previous employer or other party to refrain from using or disclosing any trade secret or confidential or proprietary information in the course of my employment with the Company or to refrain from competing, directly or indirectly, with the business of such previous employer or any other party. I further represent that my performance of all the terms of this Agreement as an employee or consultant of the Company does not and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by me in confidence or in trust prior to my employment with the Company. I will not disclose to the Company or induce the Company to use any confidential or proprietary information or material belonging to any previous employer or others.

10.           Remedies Upon Breach. I understand that the restrictions contained in this Agreement are necessary for the protection of the business and goodwill of the Company and I consider them to be reasonable for such purpose. Any breach of this Agreement is likely to cause the Company substantial and irrevocable damage and therefore, in the event of such breach, the Company, in addition to such other remedies which may be available, will be entitled to specific performance and injunctive relief without the necessity of proving actual damages.

11.           Publications and Public Statements. I will obtain the Company’s written approval before publishing or submitting for publication any material that relates to my work at the Company and/or incorporates any Proprietary Information. To ensure that the Company delivers a consistent message about its products, services and operations to the public, and further in recognition that even positive statements may have a detrimental effect on the Company in certain securities transactions and other contexts, any statement about the Company which I create, publish or post during my period of employment or consultancy and for six (6) months thereafter, on any media accessible by the public, including but not limited to electronic bulletin boards and Internet-based chat rooms, must first be reviewed and approved by an officer of the Company before it is released in the public domain. Notwithstanding the foregoing, I may include the name of the Company and a description of my position with the Company on my LinkedIn Account and on my professional résumé; provided, however, that in no event may I disparage the Company or its officers, directors, shareholders, employees, or contractors in connection therewith.

12.           No Employment Obligation. I understand that this Agreement does not create an obligation on the Company or any other person to continue my employment or service relationship. I acknowledge that, unless otherwise agreed in a formal written employment or consulting agreement signed on behalf of the Company by an authorized officer (other than myself), my employment or consulting relationship with the Company is at will and therefore may be terminated by the Company or me at any time and for any reason.

13.           Survival and Assignment by the Company. I understand that my obligations under this Agreement will continue in accordance with its express terms regardless of any changes in my title, position, duties, salary, compensation or benefits or other terms and conditions of employment or service. I further understand that my obligations under this Agreement will continue following the termination of my employment or consulting relationship regardless of the manner of such termination and will be binding upon my heirs, executors and administrators. The Company will have the right to assign this Agreement to its affiliates, successors and assigns. I expressly consent to be bound by the provisions of this Agreement for the benefit of the Company or any parent, subsidiary or affiliate to whose employ I may be transferred without the necessity that this Agreement be signed at the time of such transfer.

14.           Disclosure to Future Employers. For a period of one (1) year immediately following the termination of my employment or consulting relationship with the Company, I will provide a copy of this Agreement to any prospective employer, partner or coventurer prior to entering into an employment, partnership or other business relationship with such person or entity.

15.           Severability. In case any provisions (or portions thereof) contained in this Agreement shall, for any reason, be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If, moreover, any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

16.           Interpretation. This Agreement will be deemed to be made and entered into in the State of New York, and will in all respects be interpreted, enforced and governed under the laws of the State of New York. I hereby agree to consent to personal jurisdiction of the state and federal courts situated within the Commonwealth of Pennsylvania for purposes of enforcing this Agreement, and waive any objection that I might have to personal jurisdiction or venue in those courts. This Agreement contains the full and complete understanding of the parties with respect to the subject matter hereof and supersedes all prior representations and understandings, whether oral or written.

19.           DTSA NOTICE. I acknowledge that notwithstanding any obligations in this Agreement, pursuant to Section 7 of the Defend Trade Secrets Act (“DTSA”), the Company shall not hold me criminally or civilly liable under any federal or state trade secret law for the disclosure of Proprietary Information that is made: (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and (ii) solely for the purpose of reporting or investigating a suspected violation of law. I acknowledge that Company shall also not hold me so liable for such disclosures made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Individuals who file a lawsuit for retaliation by the Company for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.